SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 27 March 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland (Governor & Co)

Proposed Recapitalisation

Result of Extraordinary General Court

Bank of Ireland announces that, at the Extraordinary General Court held earlier today, all of the Resolutions proposed were duly passed.

The Resolutions proposed relate to the issue and allotment of 3,500,000,000 units of New Preference Stock of €0.01 nominal value at an issue price of €1.00 per unit and the grant of Warrants to subscribe for up to 334,737,148 units of Ordinary Stock of €0.64 nominal value to the National Pensions Reserve Fund Commission. The full text of each resolution was set out in the Circular to Stockholders which was published on 4 March 2009.

Subject to the satisfaction of the conditions set out in the Circular and the direction of the Minister for Finance to the NPRFC to proceed with the investment in the New Preference Stock, it is expected that the investment will complete and Bank of Ireland will receive the subscription proceeds of €3.5 billion on 31 March 2009.

Proxies received were as follows:

Resolution	For/Discretion		Against		Votes Withheld
To increase the authorised capital stock	328,993,283	94.85%	17,854,445	5.15%	980,407
To amend the Bye-Laws	332,466,357	95.91%	14,179,761	4.09%	1,182,917
To authorise the allotment of New Preference Stock on a non-pre-emptive basis	328,374,908	95.73%	14,642,055	4.27%	4,821,126
To authorise the allotment of Ordinary Stock on a non-pre-emptive basis	318,975,913	92.04%	27,580,433	7.96%	1,211,868
To authorise the capitalisation of reserves	332,784,054	96.00%	13,883,492	4.00%	1,107,668
To authorise the grant of the Warrants	301,117,909	86.92%	45,321,061	13.08%	1,335,318
To authorise the purchase of the New Preference Stock	336,193,107	97.00%	10,413,170	3.00%	1,115,997

Note: A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes for or against a resolution.

Copies of the Resolutions have been forwarded to the Irish Stock Exchange and the UK Listing Authority and will shortly be available to the public for inspection at the following locations:

The Irish Stock Exchange, 28 Anglesea Street, Dublin 2

Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS

Capitalised terms used in this announcement have the same meaning as given to them in the Circular.

Ends.

Contact Details
John Clifford	Company Secretary	+353 1 604 3400
Geraldine Deighan	Head of Group Investor Relations	+353 1 604 3501
Dan Loughrey	Head of Group Corporate Communications	+353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 27 March 2009